UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2015

Commission File Number: 000-51116

Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre
No. 18, XibaheXili, Chaoyang District,
Beijing 100028, People’s Republic of China

Fax number: +86 10 57586834

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Reports Unaudited Financial Results for the Fourth Quarter and Full Year of Fiscal Year 2014

BEIJING, China, March 9, 2015 — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company,” NASDAQ: KUTV), a leading internet video company focused on User Generated Content (“UGC”) in China, today announced unaudited financial results for the fourth quarter and year ended December 31, 2014.

Fourth Quarter 2014 Highlights (1)

•                      Total revenues were US$3.47 million (RMB21.35 million) in the fourth quarter of 2014, as compared to total revenues of US$1.62 million in the third quarter of 2014 and US$3.25 million in the fourth quarter of 2013.

•                      Net loss was US$0.04 million (RMB0.20 million), as compared to a net loss of US$0.93 million in the third quarter of 2014 and US$26.78 million in the fourth quarter of 2013.

•                      Basic and diluted loss per ADS was US$0.00 (RMB0.01) in the fourth quarter of 2014, as compared to US$0.02 in the third quarter of 2014 and US$0.57 in the fourth quarter of 2013.

•                      Cash and cash equivalents were US$4.38 million (RMB27.18 million) as of December 31, 2014.

•                      Net cash flow from operating activities was US$1.60 million (RMB9.97 million) in the fourth quarter of 2014, as compared to net cash used in operating activities of US$3.00 million in the third quarter of 2014 and US$4.54 million in the fourth quarter of 2013.

Fiscal Year 2014 Highlights (1)

•                      Total revenues were US$8.58 million (RMB52.93 million) in 2014, as compared to US$13.14 million in 2013.

•                      Net loss was US$10.73 million (RMB65.92 million) in 2014, as compared to US$34.43 million in 2013.

•                      Basic and diluted loss per ADS was US$0.23 (RMB1.40) in 2014, as compared to US$0.73 in 2013.

•                      Net cash used in operating activities was US$5.21 million (RMB32.06 million) in 2014, as compared to US$11.53 million in 2013.

(1)         The reporting currency of the Company is the United States dollar (“U.S. dollar”), but solely for the convenience of the reader, the amounts of Renminbi (“RMB”) presented throughout the release were calculated at the rate of US$1.00=RMB6.2046, representing the noon buying rate as of December 31, 2014 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. This convenience translation is not intended to imply that the U.S. dollar amounts could have been, or could be, converted, realized or settled into RMB at that rate on December 31, 2014, or at any other rate.

“I am pleased to announce the result of our fourth quarter and fiscal year 2014,” stated Mr. Xudong Xu, Chief Executive Officer of Ku6 Media. “2014 was not easy for us as we were experiencing big changes in management team. Despite of changes, we achieved gross profit in the fourth quarter of 2014 the first time since the foundation of Ku6. We aim to continue to narrow our operating cash deficit in 2015 in order to achieve a better operating result in 2015.”

Fourth Quarter 2014 Financial Results

Total revenues were US$3.47 million (RMB21.35 million) in the fourth quarter of 2014, representing an increase of 114.2% from US$1.62 million in the third quarter of 2014 and an increase of 6.8% from US$3.25 million in the fourth quarter of 2013.

Cost of revenues was US$2.39 million (RMB14.67 million) in the fourth quarter of 2014, representing a decrease of 3.6% from US$2.48 million in the third quarter of 2014 and a decrease of 54.6% from US$5.26 million in the fourth quarter of 2013.

Gross profit was US$1.08 million (RMB6.68 million) in the fourth quarter of 2014, as compared to a gross loss of US$0.87 million in the third quarter of 2014 and a gross loss of US$2.01 million in the fourth quarter of 2013. The increase in gross profit as compared to the third quarter of 2014 was primarily attributable to the increase in revenues.

Operating expenses were US$1.20 million (RMB7.40 million) in the fourth quarter of 2014, representing a decrease of 25.0% from US$1.60 million in the third quarter of 2014 and a decrease of 96.1% from US$30.93 million in the fourth quarter of 2013. The significant decrease in operating expenses year-over-year was primarily attributable to a US$27.23 million impairment charge for goodwill and intangible assets in the fourth quarter of 2013.

Operating loss was US$0.12 million (RMB0.72 million) in the fourth quarter of 2014, as compared to an operating loss of US$2.47 million in the third quarter of 2014 and an operating loss of US$32.94 million in the fourth quarter of 2013.

Net loss was US$0.04 million (RMB0.20 million) in the fourth quarter of 2014, as compared to a net loss of US$0.93 million in the third quarter of 2014 and a net loss of US$26.78 million in the fourth quarter of 2013. The decrease in net loss as compared to the fourth quarter of 2013 was primarily attributable to a US$27.23 million impairment charge for goodwill and intangible assets in the fourth quarter of 2013.

Net loss per basic and diluted ADS was US$0.00(RMB0.01) in the fourth quarter of 2014, as compared to US$0.02 in the third quarter of 2014 and US$0.57 in the fourth quarter of 2013. Weighted average ADSs used to calculate basic and diluted net loss per ADS were 47.6 million in the fourth quarter of 2014, 47.6 million in the third quarter of 2014 and 47.3 million in the fourth quarter of 2013.

Adjusted EBITDA profit, which is herein defined as net profit before interest income, interest expenses, income taxes, depreciation and amortization, further adjusted for share-based compensation expenses, equity in loss of affiliates and other non-operating items, was US$0.22 million (RMB1.42 million) in the fourth quarter of 2014, as compared to adjusted EBITDA loss of US$2.05 million in the third quarter of 2014 and adjusted EBITDA loss of US$30.98 million in the fourth quarter of 2013.

As of December 31, 2014, the Company had US$4.38 million (RMB27.18 million) in cash and cash equivalents, compared to US$2.77 million as of September 30, 2014 and US$1.67 million as of December 31, 2013. The increase was primarily due to higher revenues.

Fiscal Year 2014 Financial Results

Total revenues were US$8.58 million (RMB52.93 million) in 2014, compared to US$13.14 million in 2013.

Cost of revenues was US$12.14 million (RMB74.76 million) in 2014, representing 141.5% of total revenues, as compared to US$15.99 million, or 121.7% of revenues, in 2013.

Gross loss was US$3.56 million (RMB21.83 million) in 2014, as compared to a gross loss of US$2.84 million in 2013.

Operating expenses were US$9.42 million (RMB57.99 million) in 2014 as compared to US$40.61 million in 2013. The operating expenses significantly decreased in 2014 as a result of (1) a US$27.23 million impairment charge for goodwill and intangible assets in 2013 and (2) reductions in labor costs and administrative costs as a result of cost control activities in 2014.

Operating loss was US$12.97 million (RMB79.83 million) in 2014 as compared to US$43.45 million in 2013.

Net loss was US$10.73 million (RMB65.92 million) in 2014 as compared to US$34.43 million in 2013.

Net loss per basic and diluted ADS was US$0.23 (RMB1.40) in 2014 as compared to US$0.73 in 2013. Weighted average ADSs used to calculate basic and diluted net loss per ADS were 47.5 million in 2014 and 47.3 million in 2013.

Adjusted EBITDA loss was US$11.32 million (RMB69.60 million) in 2014 as compared to adjusted EBITDA loss of US$39.04 million in 2013.

Liquidity and Going Concern

The Company has made progress in 2014 with respect to cost control initiatives and its objectives to increase both the amount of its recurring revenue and the diversification of its revenue.  The Company achieved gross profit in the fourth quarter of 2014, following a protracted period of gross losses, operating losses, and net losses.  Despite recent improvements, substantial doubts still exist as to the Company’s ability to continue as a going concern, primarily due to uncertainties regarding (1) the Company’s ability to continue to generate improvements in operating cash inflows, which depend on growth in revenues from (i) Huzhong, the Company’s new third party advertising agency since late August 2014, and (ii) two cooperation agreements with related party Qinhe; (2) the Company’s ability to reduce its operating cash outflows, such as through further administrative and headcount-related cost control measures; and (3) the availability and timing of additional financing with terms acceptable to the Company. Growth in the Company’s operating cash inflows is principally dependent upon successful execution with Huzhong and Qinhe resulting in growth in revenues therefrom, and may also benefit from diversification to other sources of revenue.

The unaudited consolidated financial information included in this news release does not include any adjustments that might result from the outcome of these uncertainties and was prepared on the basis of a going concern which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.

Recent Business Developments

Advertising Agency Agreement with Huzhong

On August 29, 2014, the Company entered into an advertising agency agreement with Huzhong Advertising (Shanghai) Ltd. (“Huzhong”), pursuant to which Huzhong has agreed to act as the Company’s exclusive advertising agency for standard media resources and as its non-exclusive advertising agency for highly interactive advertising resources. According to the agreement, the Company has agreed to guarantee a certain amount of web traffic per day for its webpage on which Huzhong posts advertisements. In return, Huzhong guarantees to the Company a minimum amount of advertising revenues per day. The minimum guarantee amount under this agreement is higher than that under the agency agreement with Shengyue (the Company’s previous advertising agent for a number of years) terminated on August 28, 2014. If the Company fails to meet the web traffic target, the minimum amount guaranteed by Huzhong will be adjusted downward proportionally. Huzhong will prepay 50% of the minimum guaranteed amounts with the Company prior to the beginning of each month, and the balance will be settled monthly. The advertising agency agreement started on August 29, 2014 and will expire on December 31, 2017.

The revenue from Huzhong increased from US$0.92 million in the third quarter to US$2.52 million in the fourth quarter of 2014.

Shareholder’s loan from Mr. Xudong Xu

On March 31, 2014, the Company’s former controlling shareholder, Shanda Media, a wholly owned subsidiary of Shanda Interactive, entered into a share purchase agreement with Mr. Xudong Xu to sell 1,938,360,784 ordinary shares (approximately 41% of the Company’s issued and outstanding ordinary shares) to Mr. Xu, the founder and controlling shareholder of Sky Profit Limited, a Caymans Islands company engaged in online business ventures (the “Transaction”), in exchange for a contemporaneously dated promissory note secured by the underlying shares transferred.  Please refer to prior Company announcements and SEC filings for the terms and conditions of the promissory note.

On April 3, 2014, the transfer of the ordinary shares was completed and as part of the Transaction, Mr. Xu committed in the share purchase agreement to procure additional equity or debt financing of no less than US$10.0 million by October 30, 2014. In light of the recent improvements in operating cash flows, the Company opted to borrow RMB30.0 million instead to reduce financial costs. On February 2, 2015, the Company entered into a loan agreement with Mr. Xu, pursuant to which Mr. Xu agreed to provide a loan of RMB30.0 million to the Company within 20 business days from the date thereof. The term of the loan is one year, and the loan bears interest at a rate of 6.5% per annum. The Company received RMB30 million from Mr. Xu on March 4, 2014.  This amount will be reported as a related party loan payable in future periods.

Revenue Sharing Cooperation with Qinhe

During the second quarter of 2014, the Company enter in to two profit-sharing agreements with related party Qinhe, a company controlled by Mr. Xu. The agreements stipulates that the Company will assist Qinhe by providing online game and interactive marketing service, the Company will share a portion of profit that generated from Ku6’s video viewers who join Qinhe’s games or video-show (the Contents) after linking to them through advertisements on the Company’s websites. Profit are calculated as revenues from the Contents operated by Qinhe, net of certain operating costs.

A supplemental agreement was signed in the 3rd quarter of 2014, pursuant to which Qinhe agreed to pay additional guaranteed revenue amounts, stated in monthly terms, from July 2014 to December 2014. The guaranteed amounts, which are intended to compensate Ku6 for its resource costs in operating the relevant infrastructure, and do not result in any changes to the sharing terms in the original agreements.

The Company received guaranteed amounts relating to 2014 operation in full from Qinhe. As the supplemental agreement related to marketing services expired on December 31, 2014, the Company will share the revenue with Qinhe as mentioned above under the original agreement, without the benefit of the supplemental agreement, since the beginning of 2015. The actual revenue from Qinhe in 2015 may therefore decrease in 2015.

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (NASDAQ: KUTV) is a leading internet video company in China focused on User Generated Content (“UGC”). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing service, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Forward-looking Statements

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video portal market; changes in technology and consumer demand in this market; the risk that Ku6 Media may not be able to control its expenses in the future; regulatory changes in China with respect to the operations of internet video portal websites; the success of Ku6 Media’s ability to sell advertising and other services or drive user referrals on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

For further information, please contact:

Ms. Xin Wu

Acting Investor Relations Manager
Telephone +86 10 5758 6819
ir@ku6.com

Ku6 Media Co., Ltd.

Consolidated Balance Sheets

(Amounts in thousands, except for number of shares)	December 31, 2013	December 31, 2014	December 31, 2014
	US$	US$	RMB
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,671	4,380	27,180
Accounts receivable, net	65	114	706
Accounts receivable due from related parties	6,522	1	6
Prepaid expenses and other current assets	386	490	3,043
Other receivables due from related parties	1,788	3	18
Total current assets	10,432	4,988	30,953
Non-current assets:
Property and equipment, net	1,368	294	1,822
Deposits	339	348	2,159
TOTAL ASSETS	12,139	5,630	34,934

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	3,976	3,076	19,084
Accounts payable due to related parties	547	710	4,405
Accrued expenses and other current liabilities	7,188	5,980	37,107
Other payables due to related parties	375	—	—
Total liabilities	12,086	9,766	60,596

Shareholders’ equity (deficit):
Ordinary shares (US$0.00005 par value; 12,000,000,000 shares authorized; 4,730,648,360 shares and 4,756,059,610 shares issued and outstanding as of December 31, 2013 and December 31, 2014, respectively)	236	238	1,478
Additional paid-in capital	178,195	184,538	1,145,060
Accumulated deficit	(176,368)	(187,096)	(1,160,930)
Accumulated other comprehensive loss	(2,010)	(1,816)	(11,270)
Total shareholders’ equity (deficit)	53	(4,136)	(25,662)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	12,139	5,630	34,934

Ku6 Media Co., Ltd.

Consolidated Statements of Operations

(Amounts in thousands, except	For the Three Months Ended								For the Twelve Months Ended
for number of shares and ADS	December 31,		September 30,		December 31,		December 31,		December 31,		December 31,		December 31,
and per share and per ADS data)	2013		2014		2014		2014		2013		2014		2014
	US$		US$		US$		RMB		US$		US$		RMB
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)				(Unaudited)		(Unaudited)
Revenues:
Third parties	131		924		2,519		15,647		738		4,242		26,378
Related parties	3,120		692		946		5,705		12,404		4,342		26,549
Total revenues	3,251		1,616		3,465		21,352		13,142		8,584		52,927

Cost of revenues:
Third parties	(5,108)		(2,245)		(2,147)		(13,200)		(15,649)		(11,204)		(68,993)
Related parties	(156)		(238)		(239)		(1,469)		(336)		(937)		(5,768)
Total cost of revenues	(5,264)		(2,483)		(2,386)		(14,669)		(15,985)		(12,141)		(74,761)

Gross profit (loss)	(2,013)		(867)		1,079		6,683		(2,843)		(3,557)		(21,834)

Operating expenses:
Product development	(1,130)		(18)		(8)		(48)		(3,496)		(1,385)		(8,519)
Sales and marketing	(101)		(146)		(175)		(1,073)		(1,797)		(942)		(5,783)
General and administrative	(2,471)		(1,436)		(1,020)		(6,279)		(8,089)		(7,088)		(43,692)
Impairment of good will and intangible assets	(27,226)		—		—		—		(27,226)		—		—
Total operating expenses	(30,928)		(1,600)		(1,203)		(7,400)		(40,608)		(9,415)		(57,994)

Operating loss	(32,941)		(2,467)		(124)		(717)		(43,451)		(12,972)		(79,828)

Interest income	10		6		12		76		113		47		288
Other income	1,329		77		73		441		4,100		745		4,621
Interest expenses	—		—		—		—		(16)		—		—
Gain from disposal of equity interest in affiliates	—		1,452		—		—		—		1,452		9,000
Loss before income taxes	(31,602)		(932)		(39)		(200)		(39,254)		(10,728)		(65,919)

Income tax benefit	4,826		—		—		—		4,826		—		—

Net profit (loss)	(26,776)		(932)		(39)		(200)		(34,428)		(10,728)		(65,919)

Profit (loss) per share - basic and diluted	US$	(0.01)	US$	(0.00)	US$	(0.00)	RMB	(0.00)	US$	(0.01)	US$	(0.00)	RMB	(0.01)

Loss per ADS - basic and diluted	US$	(0.57)	US$	(0.02)	US$	(0.00)	RMB	(0.01)	US$	(0.73)	US$	(0.23)	RMB	(1.40)

Weighted average shares used in per share calculation-basic and diluted	4,727,403,795		4,756,795,643		4,763,360,860		4,763,360,860		4,728,185,434		4,746,324,022		4,746,324,022
Weighted average ADSs used in per ADS calculation-basic and diluted	47,274,038		47,567,956		47,633,609		47,633,609		47,281,854		47,463,240		47,463,240

Ku6 Media Co., Ltd.

Consolidated Statements of Cash Flows

	For the Three Months Ended				For the Twelve Months Ended
(Amounts in thousands)	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
	US$	US$	US$	RMB	US$	US$	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(26,776)	(932)	(39)	(200)	(34,428)	(10,728)	(65,919)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation expense	1,207	169	144	895	1,024	601	3,729
Depreciation and amortization	751	253	199	1,237	3,389	1,047	6,495
Impairment of goodwill and intangible assets	27,226	—	—	—	27,226	—	—
Bad debt provision	1,008	58	—	—	669	988	6,133
Gain on derecognition of aged operating liabilities	(2,133)	(9)	—	—	(2,938)	(207)	(1,282)
Exchange loss (gain)	108	(77)	84	519	(133)	383	1,993
Loss (gain) on disposal of property and equipment	(98)	—	—	—	(238)	—	—
Gain from disposal of equity interest in affiliates	—	(1,452)	—	—	—	(1,452)	(9,000)
Accounts receivable	(1,031)	(98)	20	127	260	(1,037)	(6,435)
Prepaid expenses and other current assets	46	(222)	32	197	137	(104)	(645)
Amount due from related parties	(4)	(711)	816	5,061	(2,094)	6,575	40,798
Deferred Tax	(4,826)	—	—	—	(4,826)	—	—
Deposits and other non-current assets	—	—	—	—	—	(9)	(56)
Accounts payable	570	(277)	(10)	(61)	1,296	(416)	(2,581)
Accrued expenses and other current liabilities	(747)	60	123	764	(1,123)	(1,208)	(7,496)
Amount due to related parties	163	242	231	1,436	255	355	2,203
Net cash provided by (used in) operating activities	(4,536)	(2,996)	1,600	9,975	(11,524)	(5,212)	(32,063)
Cash flows from investing activities:
Purchases of property and equipment	(32)	—	(0)	(2)	(30)	(192)	(1,191)
Proceeds from disposal of property and equipment	100	—	—	—	238	—	—
Payments for licensed video copyrights	(8)	—	—	—	(68)	—	—
Proceeds from disposal of equity interest in affiliates	—	1,452	—	—	—	1,452	9,000
Repayment of loans to related parties of Shanda	—	—	—	—	3,300	484	3,003
Net cash provided by (used in) investing activities	60	1,452	(0)	(2)	3,440	1,744	10,812
Cash flows from financing activities:
Repurchase of ordinary shares	—	—	—	—	(58)	—	—
Proceeds from exercise of stock options	41	77	—	—	46	339	2,101
Equity contributions (borrowings for given) from related parties of Shanda	—	—	—	—	—	5,847	36,274
Repayment of loans from related parties of Shanda	—	—	—	—	(3,304)	—	—
Net cash provided by (used in) financing activities	41	77	—	—	(3,316)	6,186	38,375
Effect of exchange rate changes on cash and cash equivalents	15	—	7	1	1	(9)	(61)
Net increase (decrease) in cash and cash equivalents	(4,420)	(1,467)	1,607	9,974	(11,399)	2,709	17,063
Cash and cash equivalents, beginning of period	6,091	4,240	2,773	17,206	13,070	1,671	10,117
Cash and cash equivalents, end of period	1,671	2,773	4,380	27,180	1,671	4,380	27,180

1.              Adjusted EBITDA Profit (Loss)

	For the Three Months Ended				For the Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2014	2014	2014	2013	2014	2014
	US$	US$	US$	RMB	US$	US$	RMB
Net loss	(26,776)	(932)	(39)	(200)	(34,428)	(10,728)	(65,919)
Add back (deduct):
Interest income	(10)	(6)	(12)	(76)	(113)	(47)	(288)
Interest expenses	—	—	—	—	16	—	—
Income tax benefit	(4,826)	—	—	—	(4,826)	—	—
Depreciation and amortization	751	253	199	1,237	3,389	1,047	6,495
EBITDA profit (loss)	(30,861)	(685)	148	961	(35,962)	(9,728)	(59,712)

Adjustments:
Share-based compensation	1,207	169	144	895	1,024	601	3,729
Gain from disposal of equity interest in affiliates	—	(1,452)	—	—	—	(1,452)	(9,000)
Other income	(1,329)	(77)	(73)	(441)	(4,100)	(745)	(4,621)
Adjusted EBITDA profit (loss)	(30,983)	(2,045)	219	1,415	(39,038)	(11,324)	(69,604)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

By:	/s/ Xudong Xu
Name:	Xudong Xu
Title:	Chief Executive Officer

Date: March 9, 2015